Exhibit 99.1

September 01, 2023

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2023 annual general meeting (“AGM”) of Yatra Online, Inc. (the “Company”).

This letter serves as your official notice that the AGM will be held on Thursday, September 28, 2023 at 6:00 PM, local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

This year you will be asked to vote on the following proposals:

1. Approval of an ordinary resolution to re-appoint Ms. Neelam Dhawan, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

2. Approval of an ordinary resolution to re-appoint Mr. Roshan Mendis, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

3. Approval of an ordinary resolution to re-appoint Mr. Michael A. Kaufman, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

4. Approval of an ordinary resolution to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024; and

5. Approval of a special resolution for the issuance of Ordinary Shares pursuant to the Note Purchase Agreement dated October 05, 2022, as amended, between Yatra Online, Inc. and MAK Capital Fund, LP (“Purchase Agreement”).

The Board of Directors recommends a vote FOR Proposal Nos. 1, 2, 3, 4 and 5. These proposals are described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may properly be brought before the AGM.

The Board of Directors has fixed August 31, 2023, as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the AGM. At the close of business on the record date, the Company had 59,629,030 ordinary shares and 1,854,871 Class F shares issued and outstanding and entitled to vote.

It is important that your shares be represented at the AGM, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you attend the AGM, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the AGM, you must first obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Sincerely,

Dhruv Shringi
Director and Chief Executive Officer

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Proxy Statement for 2023 Annual General Meeting

to be Held on September 28, 2023

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Yatra Online, Inc. (the “Company,” “Yatra,” “Yatra Online,” “we” or “us”) in connection with the solicitation of proxies for use at the 2023 annual general meeting to be held at 6:00 PM local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II Sector-20, Gurugram-122008, Haryana, India and at any adjournments thereof (the “AGM”).

At the AGM, the Shareholders will be asked to:

1. Approve an ordinary resolution to re-appoint Ms. Neelam Dhawan, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

2. Approve an ordinary resolution to re-appoint Mr. Roshan Mendis, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

3. Approve an ordinary resolution to re-appoint Mr. Michael A. Kaufman, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

4. Approve an ordinary resolution to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024; and

5. Approve a special resolution for the issuance of Ordinary Shares pursuant to the Note Purchase Agreement dated October 05, 2022, as amended, between Yatra Online, Inc. and MAK Capital Fund, LP (“Purchase Agreement”).

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors recommends that you vote your shares as follows:

● FOR the re-appointment of Ms. Neelam Dhawan, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

● FOR the re-appointment of Mr. Roshan Mendis, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

● FOR the re-appointment of Mr. Michael A. Kaufman, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

● FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024; and

● FOR issuance of Ordinary Shares pursuant to the Purchase Agreement.

PERSONS MAKING THE SOLICITATION

We, on behalf of the Board of Directors, are soliciting proxies in connection with the AGM. The Company will bear the costs of the solicitation.

VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and the Company’s Class F Shares, par value US$0.0001 per share (“Class F Shares” and together with the Ordinary Shares, the “Shares”), at the close of business on August 31, 2023 (the “Record Date”), are entitled to notice of, and to vote at, the AGM and any adjournment thereof. On August 31, 2023, 59,629,030 ordinary shares and 1,854,871 Class F shares were issued and outstanding and entitled to vote. Each issued and outstanding Ordinary Share and Class F Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), Shareholders representing not less than a majority of the Shares must be represented at the AGM, either in person or by proxy, to constitute a quorum. There must be a quorum for the AGM to be held.

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Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials should be forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and to attend the AGM. However, since you are not the Shareholder of record, you may not vote those shares in person at the AGM unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has been provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the AGM by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the AGM.

If you have questions of any nature, please call our Investor Relations department at +1-646-875-8380.

Vote Required

Assuming that a quorum is present:

●	Proposal No. 1 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 2 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 3 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 4 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 5 - This proposal requires the approval of a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted FOR the re-appointment of each of Ms. Neelam Dhawan, Mr. Roshan Mendis and Mr. Michael A. Kaufman, Class I director nominees, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting; FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024. FOR issuance of Ordinary Shares pursuant to the Purchase Agreement.

We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against the proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1, 2, 3, 4 and 5.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favour of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the AGM in order to be effective. Ensure that your shares can be voted at the AGM by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet. You may vote via the Internet by going to www.cstproxyvote.com by following the instructions. You will need to have your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on September 25, 2023. If you vote via the Internet, you do not need to return a proxy card.

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By Mail. If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the AGM, you must obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the AGM by written notice to the Company at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India, by submission of another proxy bearing a later date, or by voting in person at the AGM. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the AGM of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the AGM in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted FOR the re-appointment of each of Ms. Neelam Dhawan, Mr. Roshan Mendis and Mr. Michael A. Kaufman, Class I director nominees, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting; FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024; FOR issuance of Ordinary Shares pursuant to Purchase Agreement; and, as to any other matter that may be properly brought before the AGM, in accordance with the judgment of the proxy.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “Annual Report”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 14, 2023 is available on the Company’s website at https://www.yatra.com under “Investor Relations” and on the SEC’s website at https://www.sec.gov. We encourage you to read the Annual Report for information about the Company, including:

●	Financial performance;
●	Risk factors that could materially and adversely affect the Company’s business, financial condition and results of operations;
●	Directors, senior management and employees;
●	Certain beneficial owners of our Shares and related party transactions; and
●	Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at https://www.yatra.com under “Investor Relations”, or from the SEC’s website at https://www.sec.gov. None of the other information on our website or https://www.sec.gov is incorporated into this proxy statement. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at +1-646-875-8380. Please make your request no later than September 18, 2023 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

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PROPOSAL NO. 1

Re-appointment of Ms. Neelam Dhawan, Class I director nominee,

to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting

Our Board of Directors oversee the management of our business and affairs with a view to ensuring that Shareholder value is enhanced without compromising our commitment to our principles or our Code of Business Conduct and Ethics. Our Board of Directors has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board of Directors fulfils its mandate directly and through its committees. The directors are kept informed of our operations at regular board and committee meetings as well as through reports and discussions with management. We believe the Company is best served by a board of directors that functions independently of management and is informed and engaged.

Our Board/Committee of Directors has determined that 5 members of our Board of Directors are independent, according to the Securities Act of 1933, as amended, and listing standards of the NASDAQ Stock Market LLC (“Nasdaq”). Our Articles provide that at each succeeding annual general meeting, directors will be appointed for a full term of three (3) years, unless he or she resigns or is removed earlier, to succeed the directors of the class whose terms expire at such annual general meeting. Our Class I directors are seeking re-appointment at this AGM. The Board of Directors currently consists of six members, as determined in accordance with the Articles. Our current directors are:

Mr. Dhruv Shringi

Mr. Murlidhara Lakshmikantha Kadaba

Ms. Neelam Dhawan

Mr. Roshan Mendis

Mr. Stephen Schifrin

Mr. Michael A. Kaufman

Neelam Dhawan. Ms. Dhawan has served as a non-executive member of our Board since January 2019. She has been a member of the Board of ICICI Bank Limited since January 2018. She remained on the Board of Skylo Technologies from December 2020 till December 2022. She also serves as a Board Member of Capillary Technologies India Limited, Hindustan Unilever Limited, Fractal Analytics Private Limited and Capita PLC. In her previous positions, Ms. Dhawan was a Managing Director of both Microsoft and Hewlett Packard in India and had been a member of NASSCOM’s Executive Council from 2009 to 2017, where she made significant contributions to industry strategy and public policy frameworks. Ms. Dhawan also served as Vice President of Global Industries in Strategic Alliances & Inside Sales for the Asian Pacific region and Japan and for Hewlett Packard, Singapore from 2017-2018. Ms. Dhawan holds an MBA from the Faculty of Management Studies, Delhi, India. Ms. Dhawan is well qualified to serve on our Board due to her professional experience in executive positions and her service on the board of directors of other companies.

Resolution

“RESOLVED, as an ordinary resolution, that Ms. Neelam Dhawan be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class I Director until the expiration of her term at the 2026 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the re-appointment of Ms. Neelam Dhawan as a Director of the Company.

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PROPOSAL NO. 2

Re-appointment of Mr. Roshan Mendis, Class I director nominee,

to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting

The current members of the Board of Directors are described under Proposal 1. Shareholders are urged to read Proposal 1 in conjunction with Proposal 2 for re-appointment of Mr. Roshan Mendis, Class I director nominee.

Mr. Roshan Mendis was appointed as Class I director pursuant to the cooperation agreement dated January 17, 2022 with The 2020 Timothy J. Maguire Investment Trust (the “Original Maguire Cooperation Agreement”), for a term of office that expires at the 2023 Annual General Meeting of Shareholders. Subsequently, the Company entered into the first amendment to the Original Maguire Cooperation Agreement dated August, 29, 2023 (the “First Amendment to Maguire Cooperation Agreement”), pursuant to which Mr. Roshan Mendis is nominated to serve as a Class I director of the Board of Directors, for a term of office that expires at the 2026 Annual General Meeting of Shareholders. The Original Maguire Cooperation Agreement as amended by the First Amendment to Maguire Cooperation Agreement is referred to as the “Maguire Cooperation Agreement”. Pursuant to the Maguire Cooperation Agreement, after a period of one year from the date of execution of the First Amendment to Maguire Cooperation Agreement, either of the parties thereto may terminate the agreement by giving a 90 days prior written notice to the other party. If the agreement is so terminated, Mr. Mendis is obligated to immediately tender his resignation from the Board of Directors.

The name of the nominee being presented for consideration by the Shareholders, who is an incumbent director, and certain other information about such director is set forth below.

Roshan Mendis. Mr. Mendis is chief commercial officer and executive vice president, Travel Solutions at Sabre. Based in London, Mr. Mendis is responsible for overseeing global commercial operations and business development for Sabre’s Travel Solutions customer portfolio - encompassing both agency and airline sales. In his previous role as chief commercial officer for Travel Network, Mr. Mendis built and developed a strong global team that oversaw sales activity for Sabre’s global agency customer base. Prior to this, he also led the successful integration of Abacus, a leading GDS in the Asia-Pacific region, which Sabre acquired in 2015. Under his leadership, Sabre’s business in the region significantly expanded through strategic customer wins and renewals. Prior to his executive position in Travel Network, Mr. Mendis served as president of Travelocity and Zuji, both consumer-facing brands that were part of the Sabre portfolio. A native of Sri Lanka, Mr. Mendis completed his undergraduate studies at Chaminade University of Honolulu and University of Cambridge (UK). He later earned his MBA at the Rice University in Houston, Texas. Mr. Mendis was appointed to the Board pursuant to a Cooperation agreement, dated January 17, 2022.

Resolution

“RESOLVED, as an ordinary resolution, that Mr. Roshan Mendis be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class I Director until the expiration of his term at the 2026 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the re-appointment of Mr. Roshan Mendis as a Director of the Company.

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PROPOSAL NO. 3

Re-appointment of Mr. Michael A. Kaufman, Class I director nominee,

to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting

The current members of the Board of Directors are described under Proposal 1. Shareholders are urged to read Proposal 1 in conjunction with Proposal 3 for re-appointment of Mr. Michael A. Kaufman, Class I director nominee.

Mr. Michael A. Kaufman was appointed as Class I director pursuant to the cooperation agreement dated July 17, 2022 with MAK Capital One L.L.C. and MAK CAPITAL FUND LP (the “Original MAK Cooperation Agreement”), for a term of office that expires at the 2023 Annual General Meeting of Shareholders. Subsequently, the Company entered into the first amendment to the Original MAK Cooperation Agreement dated August, 29, 2023 (the “First Amendment to MAK Cooperation Agreement”), pursuant to which Mr. Michael A. Kaufman is nominated to serve as a Class I director of the Board of Directors, for a term of office that expires at the 2026 Annual General Meeting of Shareholders. The Original MAK Cooperation Agreement as amended by the First Amendment to MAK Cooperation Agreement is referred to as the “MAK Cooperation Agreement”. Pursuant to the MAK Cooperation Agreement, if at any time during the term of the MAK Cooperation Agreement or any time during the tenure of Mr. Kaufman’s directorship commencing from his appointment at the AGM, whichever is longer, the MAK Investor Group’s Net Long Position falls below the lesser of 10.0% of the Company’s then outstanding Ordinary Shares and 6,085,150 Ordinary Shares, Mr. Kaufman is obligated to immediately tender his resignation from the Board of Directors. “MAK Investor Group” refers to MAK Capital One L.L.C. and MAK CAPITAL FUND LP. “Net Long Position” means such Ordinary Shares beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote other than as a result of being in a margin account, or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares; and the terms “person” or “persons,” for purposes of the meaning of the term “Net Long Position,” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, associate, organization or other entity of any kind or nature.

The name of the nominee being presented for consideration by the Shareholders, who is an incumbent director, and certain other information about such director is set forth below.

Michael A. Kaufman. Michael Kaufman is the Chief Executive Officer of MAK Capital, an investment advisory firm based in New York, which he founded in 2002. He is director and Chairman of the Board of Agilysys, Inc., and serves as a director for Skyline Champion Corporation, Trailhead Biosystems and AZP, LLC. Mr. Kaufman holds a B.A. degree in Economics from the University of Chicago, where he also received his M.B.A. degree. He also earned a law degree from Yale University. Mr. Kaufman was appointed to the Board pursuant to a Cooperation agreement, dated July 17, 2022.

Resolution

“RESOLVED, as an ordinary resolution, that Mr. Michael A. Kaufman be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class I Director until the expiration of his term at the 2026 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the re-appointment of Mr. Michael A. Kaufman as a Director of the Company.

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PROPOSAL NO. 4:

Ratification of the appointment of

Ernst & Young Associates LLP

as the Company’s

independent registered public accountant

for the fiscal year ending March 31, 2024

Proposal No. 4 is to ratify the appointment of Ernst & Young Associates LLP (“Ernst & Young”) as our independent registered public accountant for the fiscal year ending March 31, 2024. Ernst & Young has provided the Board of Directors with a willingness letter for being appointed as the Company’s independent registered public accountant for the fiscal year ending March 31, 2024. The Board of Directors is satisfied that Ernst & Young is independent of the Company.

The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the external auditors for 2023 :

INR (in thousands)
Audit fees (audit and review of financial statements)	33,069
Audit-related fees (including fees related to the offerings and other miscellaneous audit related certifications)	7,500
Tax fees (other certifications and tax advisory services	443
All Other fees (advisory services)	-
Total	41,012

The Audit Committee is satisfied that non-audit fees, including tax advice, planning and consulting, do not exceed fees related to audit or audit-related activities, including tax compliance and preparation activities.

Resolution

“RESOLVED, as an ordinary resolution, that the ratification of the appointment of Ernst & Young Associates LLP as the Company’s independent registered public accountant for the fiscal year ending March 31, 2024 be approved in all respects.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024.

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PROPOSAL NO. 5:

Approval of the issuance of Ordinary Shares pursuant to the Note Purchase Agreement dated October 05, 2022, as amended, between Yatra Online, Inc. and MAK Capital Fund, LP in accordance with Nasdaq Listing Rule 5635

Nasdaq Listing Rule 5635(b) requires us to obtain shareholder approval prior to certain issuances with respect to Ordinary Shares or securities convertible into Ordinary Shares which will result in a change of control of the Company. This rule does not specifically define when a change in control of a company may be deemed to occur. However, guidance suggests that a change of control would occur, subject to certain limited exceptions, if after a transaction a person or an entity will hold 20% or more of the company’s then outstanding capital stock. For the purpose of calculating the holdings of such person or entity, Nasdaq would take into account, in addition to the securities received by such person or entity in the transaction, all of the shares owned by such person or entity unrelated to the transaction and would assume the conversion of any convertible securities held by such person or entity. We are seeking shareholder approval on any change in control in accordance with Nasdaq Listing Rule 5635(b) in the event that the potential issuance of securities as discussed below, would result in a change in control under the Nasdaq Listing Rules.

On October 5, 2022, the Company issued a promissory note (the “Note”) for an aggregate principal amount of US$10,000,000 (“Principal Amount’) with a simple interest rate of 11% per annum (“Interest Rate”). The Note was issued in a private offering to MAK Capital Fund, LP (“MAK”) pursuant to the Purchase Agreement. The Note will mature on October 5, 2023, unless earlier repurchased or redeemed. Upon maturity and in certain default scenarios, MAK, at its option, may convert the Note into Ordinary Shares or series A convertible preference shares, par value US$0.0001, of the Company (the “Series A Convertible Preference Shares”) in lieu of a cash payment for any amount owed or payable under the Note.

If MAK elects to convert the Obligations (defined below), MAK shall be issued (a) if shareholder approval pursuant to this Proposal 5 (“Nasdaq Approval”) has been obtained, a number of Ordinary Shares in the aggregate amount equal to the quotient (rounded down to the nearest whole share) obtained by dividing the dollar amount of the Obligations by the applicable Conversion Price or (b) if the Nasdaq Approval has been not been obtained, a number of Series A Preference Shares equal to one one-hundredth times the number of Ordinary Shares issuable pursuant to the preceding clause (a) which shall ultimately be convertible into such number of Ordinary Shares issuable pursuant to the preceding clause (a) subject to the Nasdaq Approval. As used herein, “Obligations” means the unpaid Principal Amount plus interest on the unpaid principal balance at the Interest Rate and any charges, expenses or fees set forth in the Note; “Conversion Price” means the price per Ordinary Share equal to the product of 100% of the Relevant Price less 22.5%; provided that the Relevant Price and the resulting Conversion Price shall not be below $1.29 and $1.00, respectively; “Relevant Price” means the average Closing Bid Price of the Ordinary Shares during the thirty (30) trading days period ending on the trading day immediately preceding the maturity date of the Note provided that any calculation of the Relevant Price shall disregard the Closing Bid Price for any day on which the Ordinary Shares are not traded on Nasdaq; “Closing Bid Price” for the Ordinary Shares as of any date, means the last closing bid/trade price for such shares on Nasdaq as reported by Bloomberg or, if no such closing bid/trade price is reported for such shares by Bloomberg, the last such closing bid/trade price of such shares that is reported by Bloomberg, in each case adjusted as appropriate for any variations to the Company’s share capital (to the extent that any such variation has not already been reflected in such closing bid/trade price); and “Conversion Shares” means (i) in the event that Nasdaq Approval has been received, Ordinary Shares issued upon the conversion of the Note, or (ii) in the event that Nasdaq Approval has not been received, the Ordinary Shares issuable upon conversion of the Series A Convertible Preference Shares.

In the event that Nasdaq Approval is not obtained at this AGM, the Company is required to seek the Nasdaq Approval at each subsequent annual general meeting which shall include a recommendation by the Board of Directors in favor of the approval of such proposal, until Nasdaq Approval is obtained or MAK no longer owns any Conversion Shares. If the Company is unable to obtain shareholder approval for the conversion of the Series A Convertible Preference Shares into Ordinary Shares, the Company has agreed to pay a non-cumulative cash dividend at a rate of 14% per annum on the outstanding stated value of the Series A Convertible Preference Shares, which shall be paid on an annual basis.

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Further, on October 5, 2022, the Company and MAK entered into a Registration Rights Agreement (the “Registration Agreement”) pursuant to which MAK may demand registration of the Ordinary Shares issued to it following the conversion of the Note (the “Equity Securities”). Pursuant to the Registration Agreement, MAK is entitled to make two demands for registration of the Equity Securities and is entitled to piggyback registration rights of the Equity Securities. Pursuant to the Registration Agreement, the Company is required to use its commercially reasonable efforts to register such Equity Securities and cause the registration statement for such Equity Securities to become and remain effective for the Effectiveness Period (as defined in the Registration Agreement). Under the Registration Agreement, the Company has no obligation to pay any underwriters’ commissions and discounts. The Registration Agreement also provides for customary indemnification obligations of both the Company and MAK in connection with any registration statement. The foregoing descriptions of the terms of the Purchase Agreement and the Registration Agreement are only summaries and are qualified in their entirety by reference to the agreements filed as exhibits to the Company’s Report on Form 6-K filed with the SEC on October 7, 2022, which are incorporated herein by reference.

Pursuant to the terms of the Purchase Agreement, the Company is required to include this proposal in this Proxy Statement. The Company is contemplating to repay its obligations under the Purchase Agreement. The Company has made a partial pre-payment of USD $1.6 million towards the principal amount of the loan under the Purchase Agreement and, accordingly, the principal amount outstanding as of date hereof is USD $8.4 million.

As reported on Schedule 13D/A filed with the SEC on July 18, 2022 by MAK and its affiliates, MAK and its affiliates held 12,170,301 Ordinary Shares (or about 19.05% of shareholding as of record date). If and to the extent our shareholders approve this Proposal 5 and we are therefore authorized to issue up to 9,467,367 Ordinary Shares upon conversion of the Note (assuming a Conversion Price of $1.00), MAK would beneficially own up to 21,637,668 Ordinary Shares (or upto about 29.50% of the outstanding shares assuming such conversion). The Company has 59,629,030 ordinary shares, par value $0.0001 per share, 2,392,168 class A non-voting shares, par value $0.0001 per share, and 1,854,871 class F shares, par value $0.0001 per share, were issued and outstanding, as on record date.

Resolution

“RESOLVED as a Special Resolution that the consent of the shareholders of the Company be and is hereby accorded for issuance of ordinary shares upto 9,467,367, par value US$0.0001 per share, of the Company upon conversion of the Company’s obligations under the promissory note dated October 5, 2022 held by MAK Capital Fund, LP, if such conversion right is exercised pursuant to the terms of the Note Purchase Agreement dated October 05, 2022 by and between the Company and MAK Capital Fund, LP.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the Issuance of Ordinary Shares pursuant to the Note Purchase Agreement dated October 05, 2022 between Yatra Online, Inc. and MAK Capital Fund, LP.

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OTHER MATTERS

Other than what is described above, the Board of Directors is unaware of any additional items of business to be brought before the AGM.

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